The Result of Ordinary General Meeting of Shareholders

Agenda 1: Approval of the 49th Fiscal Year Financial Statements

Item(Unit : KRW)	Consolidated	Separate

Total Assets	79,762,995 million	52,055,753 million

Total Liabilities	33,924,600 million	7,726,306 million

Paid-in Capital	482,403 million	482,403 million

Total Shareholders’ Equity	45,838,395 million	44,329,447 million

Sales	53,083,513 million	24,324,933 million

Operating Profit	2,844,325 million	2,635,337 million

Net Profit	1,048,169 million	1,785,046 million

Net Profit per Share	16,627	21,899

<Approval of Dividend Distribution>

Details	2016
1 Annual Dividend per Share (KRW)	8,000
- Year-End Dividend (KRW)	5,750
- Quarterly Dividend (KRW)	2,250
2 Dividend Yield Ratio (%) ( = Annual Dividend per Share /Market Price)	3.1

Agenda 2: Election of Directors

- 2-1: Election of Outside Directors

Number of Elected Outside Directors: 3 Directors

Elected Outside Directorss

			Transactions with	Relationships
			POSCO	with the
			over the last	largest
Name	Date of Birth	Major Experience	three years	shareholders	Term
Recommended by
Vice Chairman, SK Group
Vice Chairman and CEO, SK C&C
President, Korea IoT(Internet of Things)
Kim,		Association
Shin-Bae	October 15, 1954	President and CEO, SK Telecom	None	None	2 Years
Director Candidate
Recommendation
Committee
(Present) Professor of Law, Seoul National
University
		(Present) Member, International Chamber of	2016
Chang, Seung-Wha	June 5,1963	Commerce(ICC) Court of Arbitration Appellate Body Member, World Trade Organization(WTO)	Seoul National University (one)	None	3 Years

Director Candidate Recommendation Committee

Chung, Moon-Ki	March 1, 1959	(Present) Associate Professor in Accounting, Sungkyunkwan University Partner and Chief Quality Officer, Samil PwC Committee Member, Accounting Review Committee of Financial Supervisory Service	None	None	2 Years

- 2-2: Election of Audit Committee Members

Number of Elected Audit Committee Members: 2 Directors

Elected Audit Committee Members

			Transactions with	Relationships
			POSCO	with the
			over the last	largest
Name	Date of Birth	Major Experience	three years	shareholders	Term
Recommended by
(Present) Professor of Law, Seoul National
University
		(Present) Member, International Chamber of	2016
Chang, Seung-Wha	June 5,1963	Commerce(ICC) Court of Arbitration Appellate Body Member, World Trade Organization(WTO)	Seoul National University (one)	None	3 Years

Director Candidate Recommendation Committee

Chung, Moon-Ki	March 1, 1959	(Present) Associate Professor in Accounting, Sungkyunkwan University Partner and Chief Quality Officer, Samil PwC Committee Member, Accounting Review Committee of Financial Supervisory Service	None	None	2 Years

- 2-3: Election of Inside Directors

Number of Elected Inside Directors: 5 Directors

Elected Inside Directors

Name	Date of Birth	Major Experience	Transactions with POSCO over the last three years	Relationships with the largest shareholders	Term

Recommended by

Kwon, Oh-Joon (CEO)	July 6, 1950	(Present) Representative Director and CEO, POSCO President and CTO, POSCO Senior Executive Vice President, POSCO	None	None	3 Years

Board of Directors

Oh, In-Hwan	September 15, 1958	(Present) Chief Operating Officer and Inside Director, POSCO Senior Executive Vice President and Inside Director, POSCO Executive Vice President, POSCO	None	None	1 Year

Board of Directors

Choi, Jeong-Woo	April 10, 1957	(Present) Senior Executive Vice President and Inside Director, POSCO Representative Director and Senior Executive Vice President, POSCO Daewoo Executive Vice President, POSCO	None	None	1 Year

Board of Directors

Chang, In-Hwa	August 17, 1955	(Present) Senior Executive Vice President, POSCO Executive Vice President, POSCO Senior Vice President, POSCO	None	None	1 Year

Board of Directors

Yu, Seong	March 4, 1957	(Present) Senior Executive Vice President, POSCO Executive Vice President, POSCO Senior Vice President, POSCO	None	None	1 Year

Board of Directors

Agenda 3: Approval of Limits of Total Remuneration for Directors

The Limit of the Total Remuneration in the 50th fiscal year: KRW 10.0 billion

The Limit of the Total Remuneration in the 49th fiscal year: KRW 7.0 billion